CELULARITY INC.

170 Park Avenue

Florham Park, New Jersey 07932

March 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard

Re:	Celularity Inc.
Withdrawal of Registration Statement on Form S-1
Filed February 13, 2025
File No. 333-284611

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Celularity Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2025.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Please direct any questions or comments regarding this correspondence to our counsel, Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP, at (212) 634-3067. Thank you for your assistance in this matter.

Sincerely,

CELULARITY INC.

By:	/s/ Robert J. Hariri
Name:	Robert J. Hariri
Title:	Chief Executive Officer and Chairman of the Board of Directors

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